UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Pharmacyclics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

716933106
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 716933106

1	NAME OF REPORTING PERSON ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,382,951
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,553,330 (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,553,330 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

(2)
Includes (i) 1,020,756 shares owned by Mr. Duggan's spouse; (ii) 5,421 shares owned by Blazon Corp. ("Blazon"), as the sole stockholder of Blazon, Mr. Duggan may be deemed to beneficially own the shares owned by Blazon; (iii) 308,784 shares owned by MultiAccess Computing Corp. ("MultiAccess"), as the sole stockholder of MultiAccess, Mr. Duggan may be deemed to beneficially own the shares owned by MultiAccess; (iv) 161,760 shares held in irrevocable trusts for the benefit of Mr. Duggan's children (for which neither Mr. Duggan nor any immediate family members of Mr. Duggan are trustees); (v) 42,020 shares directly owned by certain of Mr. Duggan's children; and (vi) 170,379 Shares held in managed accounts pursuant to agreements with Robert W. Duggan & Associates (“RWD&A”), of which Mr. Duggan is a principal, which Mr. Duggan may be deemed to beneficially own. Mr. Duggan disclaims beneficial ownership of the Shares owned by Blazon and MultiAccess and managed by RWD&A except to the extent of his pecuniary interest therein.

CUSIP NO. 716933106

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D, originally filed by the undersigned on July 30, 2007, as amended (the “Schedule 13D”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 13,382,951 Shares owned directly and indirectly by Mr. Duggan through various wholly owned entities, his children and his spouse is approximately $49,992,658, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 170,379 Shares held in managed accounts pursuant to agreements with Robert W. Duggan & Associates (“RWD&A”), of which Mr. Duggan is a principal, that may be deemed to be beneficially owned by Mr. Duggan is approximately $684,843, including brokerage commissions. The 170,379 Shares were acquired with investment funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 4, 2015, Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics”), AbbVie Inc., a Delaware corporation (“AbbVie”), Oxford Amherst Corporation, a Delaware corporation and a direct wholly owned subsidiary of AbbVie (“Purchaser”) and Oxford Amherst LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AbbVie (“Merger Sub 2” and, together with Purchaser, the “Merger Subs”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”).

Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth in the Merger Agreement, as promptly as practicable (but in no event later than March 23, 2015), Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Pharmacyclics common stock. In the Offer, subject to the terms and subject to the conditions and limitations set forth in the Merger Agreement, each share of Pharmacyclics common stock accepted by Purchaser will be exchanged for the right to receive, at the election of each Pharmacyclics stockholder, and subject to proration as described in the Merger Agreement:

(i)	$261.25 in cash (the “Cash Consideration”);
(ii)
(ii) a number of shares of AbbVie common stock equal to (x) $261.25 divided by (y) the volume weighted average closing sale price of one share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the trading day immediately preceding the expiration of the Offer (as it may be extended in accordance with the Merger Agreement) (such price, the “AbbVie Trading Price”) (the “Stock Consideration”); or

(iii)	$152.25 in cash and a number of shares of AbbVie common stock equal to (x) $109.00 divided by (y) the AbbVie Trading Price (the “Mixed Consideration”).

CUSIP NO. 716933106

The number of shares of Pharmacyclics common stock that are exchanged for the Cash Consideration will be subject to proration in the event that Pharmacyclics stockholders elect to receive the Cash Consideration with respect to an aggregate number of shares of Pharmacyclics common stock in excess of (x) 58.3% of the sum of (A) the aggregate number of shares of Pharmacyclics common stock tendered in the Offer (excluding shares that are to receive the Mixed Consideration and shares with respect to which no election is made) plus (B) all shares of Pharmacyclics common stock with respect to which Pharmacyclics stockholders who have properly exercised and perfected dissenters’ rights under the General Corporation Law of the State of Delaware (the “DGCL”) as of the expiration of the Offer (“Dissenting Shares”) minus (y) all Dissenting Shares. The number of shares of Pharmacyclics common stock that are exchanged for the Stock Consideration will be subject to proration in the event that Pharmacyclics stockholders elect to receive the Stock Consideration with respect to an aggregate number of shares of Pharmacyclics common stock in excess of 41.7% of the sum of (A) the aggregate number of shares of Pharmacyclics common stock tendered in the Offer (excluding shares that are to receive the Mixed Consideration and shares with respect to which no election is made) plus (B) all Dissenting Shares.

Following consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, (i) Purchaser will be merged with and into Pharmacyclics (the “First Merger”), with Pharmacyclics surviving the First Merger and (ii) immediately following the First Merger, Pharmacyclics will be merged with and into Merger Sub 2 (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger, such that following the Second Merger, the surviving company in the Second Merger will be a wholly owned direct subsidiary of AbbVie. The First Merger will be governed by Section 251(h) of the DGCL.  Accordingly, no vote of Pharmacyclics stockholders will be required in connection with the First Merger.  Pursuant to the terms of the Merger Agreement, at the effective time of the First Merger, by virtue of the First Merger, each share of Pharmacyclics common stock (other than Dissenting Shares) will be converted into the right to receive, at the election of each Pharmacyclics stockholder, and subject to proration as described in the Merger Agreement: (i) the Cash Consideration, (ii) the Stock Consideration or (iii) the Mixed Consideration. The number of shares of Pharmacyclics common stock that are exchanged for the Cash Consideration will be subject to proration in the event that Pharmacyclics stockholders elect to receive the Cash Consideration with respect to an aggregate number of shares of Pharmacyclics common stock in excess of 58.3% of the aggregate number of shares of Pharmacyclics common stock entitled to receive the merger consideration. The number of shares of Pharmacyclics common stock that are exchanged for the Stock Consideration will be subject to proration in the event that Pharmacyclics stockholders elect to receive the Stock Consideration with respect to an aggregate number of shares of Pharmacyclics common stock in excess of 41.7% of the aggregate number of shares of Pharmacyclics common stock entitled to receive the merger consideration.

CUSIP NO. 716933106

Support Agreement

    Simultaneously with the execution and delivery of the Merger Agreement, Robert W. Duggan, the chairman and chief executive officer of Pharmacyclics, entered into a support agreement with AbbVie and Purchaser (the “Support Agreement”), pursuant to which Mr. Duggan has agreed, among other things, (i) to tender his shares of Pharmacyclics common stock to Purchaser pursuant to the Offer and (ii) to cause certain Pharmacyclics stockholders affiliated with Mr. Duggan (the “Duggan Affiliates”) to tender their respective shares of Pharmacyclics common stock to Purchaser pursuant tothe Offer.

    In addition, Mr. Duggan has agreed that prior to the termination of the Support Agreement, neither he nor any of the Duggan Affiliates will: (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, enter into any derivative arrangement with respect to, create or suffer to exist any Encumbrances (other than Permitted Encumbrances) (each as defined in the Support Agreement) on or consent to any of the foregoing (“Transfer”), any or all of the shares of Pharmacyclics’ common stock subject to the Support Agreement (“Shares”)  or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares with respect to any matter that is, or that is reasonably likely to be exercised in a manner, inconsistent with the transactions contemplated by the Merger Agreement or the provisions thereof or (iv) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares.

    Mr. Duggan and each Duggan Affiliate are, however, permitted to (a) Transfer Shares by will or other transfers for estate planning purposes, to immediate family members, to a trust or other entity established for the benefit of such stockholder and/or for the benefit of one or more members of such stockholder’s immediate family, in which case any such transferee shall agree in writing to be bound by the Support Agreement prior to the consummation of any such Transfer, (b) Transfer up to 500,000 Shares in the aggregate with respect to all such stockholders to charitable organizations, in which case any such transferee shall agree in writing to be bound by the Support Agreement prior to the consummation of any such Transfer; and (c) Transfer Shares as AbbVie may otherwise agree in writing in its sole discretion.

    The Shares subject to the Support Agreement consist of the 11,844,210 Shares held directly by Mr. Duggan, the 1,020,756 Shares by Mr. Duggan’s wife, the 5,421 Shares held by Blazon Corp. and the 308,784 Shares held by Multiaccess Computing Corp. The Support Agreement terminates automatically, among other things, upon the termination of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and Support Agreement do not purport to be complete and are each qualified in their entirety by reference to Exhibits 99.1 and 99.2 filed herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(d) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 76,016,912 Shares outstanding, as of February 12, 2015 which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2015.

As of the close of business on March 6, 2015, Robert W. Duggan may be deemed to beneficially own 13,553,330 Shares, constituting approximately 17.8% of the Shares outstanding. Mr. Duggan directly owns 13,382,951 Shares (as further described in clauses (i)-(v) of Footnote 2 above), constituting approximately 17.6% of the Shares outstanding.

As the principal of RWD&A and pursuant to agreements RWD&A has entered into with respect to the Shares of the Issuer, Mr. Duggan may be deemed to beneficially own the 170,379 Shares managed by RWD&A, constituting less than 1.0% of the Shares outstanding.  Mr. Duggan disclaims beneficial ownership of the Shares managed by RWD&A except to the extent of his pecuniary interest therein.

(b)           Mr. Duggan has the sole power to vote and dispose of the 13,382,951 Shares directly owned by him (as further described in clauses (i)-(v) of Footnote 2 above).  Mr. Duggan has the sole power to dispose of the 170,379 Shares that he may be deemed to beneficially own.  The actual owners of the 170,379 Shares managed by RWD&A that Mr. Duggan may be deemed to beneficially own have the sole power to vote such shares.

CUSIP NO. 716933106

(c)           The Reporting Person has not entered into any transactions in the Shares since the last 60 days.

(d)           Mr. Duggan has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the 13,382,951 Shares owned directly by him (as further described in clauses (i)-(v) of Footnote 2 above).  The actual owners of the 170,379 shares that Mr. Duggan may be deemed to beneficially own have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Merger Agreement and the Support Agreement in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1
Agreement and Plan of Reorganization, dated March 4, 2015, by and among Pharmacyclics, Inc., AbbVie Inc., Oxford Amherst Corporation and Oxford Amherst LLC (filed as Exhibit 2.1 to Pharmacyclics' Form 8-K filed on March 6, 2015).

99.2	Support Agreement, dated March 4, 2015, by and among AbbVie Inc., Oxford Amherst Corporation and Robert W. Duggan (filed as Exhibit 10.1 to Pharmacyclics' Form 8-K filed on March 6, 2015).

CUSIP NO. 716933106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2015	/s/ Robert W. Duggan
ROBERT W. DUGGAN